Confidential Pursuant to Rule 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66998

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Australia Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Ave. - 30th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jayson Poulton	212-848-9351	Jayson.Poulton@cba.com.au
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jayson Poulton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Australia Securities, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAMILLE MARCIGLIANO
Notary Public, State of New York
Registration No. 01MA6325988
Qualified in Richmond County
Commission Expires August 7, 2027

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2024

Page(s)

Report of Independent Registered Public Accounting Firm

To the Member and Management of Commonwealth Australia Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2024, for the year then ended, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
August 29, 2024

We have served as the Company's auditor since 2008.

CONFIDENTIAL TREATMENT REQUESTED

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2024

Assets		
Cash and cash equivalents		33,967,477
Receivables from clearing broker		594,289
Interest receivable		126,438
Other assets		19,313
Accounts receivable		14,520
Total assets	$	34,722,037
Liabilities and Member's Equity		
Liabilities:		
Payable to customers		594,289
Accrued expenses and other liabilities		288,492
Due to affiliates		375,058
Total liabilities		1,257,839
Commitments and contingencies - Note 6		
Member's equity		33,464,198
Total liabilities and member's equity	$	34,722,037

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Commonwealth Australia Securities, LLC (the “Company” or “CAS LLC”), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the “Member”).

The Company is a broker-dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors, acts as broker with respect to capital markets transactions and arranges debt private placements for the Member’s global client base. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Fair Value Instruments

In accordance with ASC 820, Fair Value Measurement, the Company uses a three-tier fair value hierarchy to classify and disclose all financial instruments measured at fair value. For the Company, such instruments include cash and cash equivalents, receivables from and payables to brokers and dealers and receivables from and payables to customers. Cash and Cash Equivalents are considered Level 1 assets as defined in ASC 820, and all other financial instruments are considered Level 2 assets in accordance with the same rule.

Cash and cash equivalents

Cash and cash equivalents of $33,967,477 include an unrestricted time deposit of $25,000,000 with the Member. The term is for three months which ended August 28, 2024 and earned interest at 5.355% per annum. On August 28, 2024, the time deposit was rolled over for another term of three months ending November 29, 2024. This amount represents a concentration and is not an allowable asset for net capital purposes. The remaining $8,967,477 cash is held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash. The Company maintains a special reserve account for the exclusive benefit of customers under SEA Rule 15c3-3 and is classified under federal regulations, though The Company has not been required to utilize this account for customer funds.

Income Taxes

As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member.

The Company adopted ASU 2019-12, Simplifying the Accounting for Income Taxes, on July 1, 2020 using the retrospective method of adoption. Such standard gives the Company the option to reflect any related tax provision and related liability at the Member level for disregarded entities. As a result of the Company's adoption of ASU 2019-12, the Company does not reflect such tax provision and related liability in these financial statements.

Current Expected Credit Losses
Under the Current Expected Credit Losses ("CECL") model, the allowance for losses for financial instruments that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for financial instruments held at the reporting date are based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount and credit losses. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. The ASU generally results in earlier recognition of credit losses.

The Company adopted this ASU 2016-13 on July 1, 2020 using the modified retrospective method of adoption. This ASU affects trade receivables and other financial instruments that have the contractual right to receive cash such as unsettled transactions reported as Receivable from broker (if any); fees receivable reported as Accounts Receivable; and receivables from the Member reported as Due from Affiliates (if any) within the Statement of Financial Condition.

The Company continually monitors collections and payments from its counterparties and maintains an allowance for doubtful accounts. The allowance is based on an estimate of the amount of potential credit losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience, and current counterparty and economic conditions. The provision is recorded as Bad Debt Expense within Other Expenses on the Statement of Operations. There was no allowance recorded as of June 30, 2024.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions do not settle on the designated settlement date resulting in amounts receivable from or payable to customers and broker, including the Member. At June 30, 2024, there were 3 unsettled transactions which have all settled by July 1, 2024. These are reported as Receivables from customers and Payables to brokers and dealers or as Receivables from broker dealers and Payable to customers on the Statement of Financial Condition. The Company also earns fees on fixed income transactions based on allocation by the Member. For the year ended

June 30, 2024, such fees on primary fixed income transactions amounted to $471,418, of which $23,546 was receivable from the Member at June 30, 2024, and such fees on secondary fixed income transactions amounted to $1,470,786 of which $117,193 was receivable from the Member at June 30, 2024.

The Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, payroll services, occupancy and office technology costs are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement. For the year ended June 30, 2024, the costs for these services amounted to $4,047,307, of which $579,427 was payable to the Member at June 30, 2024.

The Company shares revenue earned on private placement transactions with affiliates. For the year ended June 30, 2024, the Debt Capital Markets fees amounted to $1,501,517, all of which were paid to the Member at June 30, 2024.

The Company shares revenue earned on underwriting transactions conducted by affiliates. For the year ended June 30, 2024, such fees amounted to $2,333,329, of which $83,494 was receivable from the Member at June 30, 2024.

The Company has an unrestricted time deposit of $25,000,000 placed with the Member. For the year ended June 30, 2024, interest earned on the deposit was $1,367,535, of which $126,438 was receivable from the Member at June 30, 2024

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At June 30, 2024, the Company had net capital of approximately $8,303,927, which exceeded the required net capital of $250,000 by approximately $8,053,927.

5. Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company. There are no claims currently pending for which indemnification could be sought from the Company and, accordingly, the Company has not recorded any contingent liability in the financial statement.

6. Subsequent Events

The Company has evaluated subsequent events in the preparation of these financial statements. There were no material subsequent events to report through August 29, 2024, the date these financial statements were ready to be issued.